Filed by Benessere Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Benessere Capital Acquisition Corp.

Commission File No. 001-39836

Reddit r/SPACs

Topic: AMA#25 - Patrick Orlando/ Benessere Capital Acquisition Corp. (BENE)

January 6, 2022

https://us02web.zoom.us/rec/play/dJQM50y3zRBcQkNBuJLlWQ3zu26NVnnUVGDqoD1dk28x VAtu1uIxH_5RAuYwiFcbAj7efTFHyXVYRsdn.WcnkIRB15KoUsvvw?startTime=1641513424 000&_x_zm_rtaid=7e9cINmdSESYDcABTUXHog.1641608052131.e28192c192f3050d638c1a 86d7ad5608&_x_zm_rhtaid=413

TRANSCRIPT

Patrick Orlando:

... [inaudible 00:00:04].

Interviewer:

Yeah, welcome. All right, we’ll go live. 3, 2, 1, live.

Patrick Orlando:

Hi, thanks-

Interviewer:

Thank you everyone for joining us on r/SPAC tonight. We actually have crossposts on couple of other reddits, subreddits tonight. We’re hoping to get a large audience and because we rarely get to have people like Mr. Orlando with us here tonight. So thank you so much, Patrick, for being here tonight. And so, tell us a little bit about yourself.

Patrick Orlando:

Wonderful. No, I am a banker by trade. Studied engineering and finance at MIT. Went to Wall Street, mostly traded derivatives at JP Morgan and Deutsche, and decided to leave in about 2004. I got into operating companies, primarily in energy and commodities. Built some trading organizations. Always stayed kind of on the finance side, structured finance for the businesses. And around 2018, got introduced to the middle markets and particularly SPACS. I said, “Wow, what a great opportunity to take companies from private to public, fund them correctly and grow them.” So, really fell in love the product, sold my operating companies and got into SPACS.

Interviewer:

That’s awesome. Thank you for sharing that. I looked you up on Google and you did engineering at MIT, the hardest thing you could possibly do. Mechanical engineering, right?

Patrick Orlando:

Yes. With a focus on dynamics, and then I got an additional degree in management science with the folks in finance.

Interviewer:

That is awesome. So, you definitely know how the technology for eCombustible works then.

Patrick Orlando:

Yes. Actually eCombustible, clean energy. Clean energy’s always been out there. It’s been on the radar. For the most part, clean energy is economically not a great substitute for hydrocarbons. So, it was exciting to find an opportunity that potentially can replace some of the hydrocarbons in a manner that not only is efficient from the carbon side, but also on the cost side.

Interviewer:

We’ll definitely get a little bit more into the technical aspects and the financial aspects of eCombustible, but the first question is why did you target eCombustible from all the possible other targets you guys could have taken public?

Patrick Orlando:

We looked at a lot of targets. We really did. I am not really focused on any particular sector. I’m always looking for something special, something unique. And I found the eCombustible product to be something that I really hadn’t seen before. It seemed applicable in the real world. And since I have the energy background, I did think that it’s something that can be applied in several markets that I know well. So the synergies plus the potential of a clean energy solution. Europe is very sensitive to carbon emissions. And there’s also special situations where it’s difficult to get energy to certain locations, and this really does solve potentially some of those problems.

Interviewer:

You know, eCombustible is coming to public markets at a time where there’s an increasing need for these green energy sources, like you’re aware of. And Europe is very sensitive to the carbon footprint, so is Canada and probably the US down the road. So, tell us a little bit more about the technology. I read a little bit more around it. Hydrogen is involved. What does it actually entail?

Patrick Orlando:

It’s a hydrogen process based on electrolysis. There’s some other steps involved. There’s a patented process. And really, I guess, the end result is a hydrogen product that is easier to use in existing equipment than others. So, we have a deck. There’s an eCombustible website. There’s also the BENE SPAC website. I believe the deck has been publicly filed and is available to all to see. It talks a little bit about the different sectors that can be addressed and some about the technology. So, basically hydrogen. You take water, electricity, and a catalyst, and you come up with a gas that can be burned and doesn’t contain carbon.

Interviewer:

That’s awesome. So what part of the technology is eCombustible involved in? The transportation, the production, the storage of hydrogen, where is it located?

Patrick Orlando:

So they have a kind of vertically integrated system. It starts with, I think, a very efficient production and moves through to really just usability. The main applications at this point are not going to be transportation. Transportation is about, I wouldn’t say half of the world’s energy, but it’s probably a little over a quarter. And thermal energy, which is energy used in heat processes. I mean, if you look around the room, most products have to go through some type of heat process at some point, and heat processes are stationary. They’re industrial settings with some significant scale, so I think eCombustible really would be appropriate to address that type of market to start.

Interviewer:

That’s awesome. Talking about markets, can you elaborate about a total addressable market for eCombustible and their product?

Patrick Orlando:

Yeah. If you look at the deck, it’s currently estimated at a hundred billion. The thermal market is actually much larger, but it’s been handicapped in many respects. I mean, we’ve handicapped the total addressable market to a hundred billion. That is taking into account different energy markets and prices. I mean, you mentioned the US, the US actually has very cheap energy. Europe’s expensive energy, but it’s a much smaller market. So, the hundred billion is our best estimate currently for the addressable market that eCombustible can address.

Interviewer:

Okay. And for everyone out there, I’ll be posting the investor deck right onto the front page of our SPACS later tonight. There is a few other competitors out there in the market, what makes eCombustible unique?

Patrick Orlando:

Once again, I believe eCombustible has really focused on an efficient process, electrolysis. It has some very interesting aspects to it. The feed stocks are quite cheap, so if it can be done efficiently. You can come with the combustible gas at a good price. And then there’s further treatment steps, and those treatment steps enable you to utilize the product more easily than other hydrogen solutions, and we talked about compressibility and other aspects. As we publicly release more and more advancements in the future, which the way we communicate with the public as a public company is through public filings, so I encourage everybody to take a look at our website and keep track of our public filings. That’s how we communicate to the market. So, as we get more and more advanced, we’ll be filing publicly more information about the technology and the customers and the team, et cetera, et cetera.

Interviewer:

Awesome. So Patrick, one thing I know about hydrogen, it’s quite dangerous. Is this technology safe?

Patrick Orlando:

Hydrogen is a gas. Oxygen, hydrogen, any combustible gas, if not handled correctly, could be deemed dangerous. Gases have a long history of being handled. There’s certain protocols and certain methodologies as to how to handle them. And if you do handle them in accordance with the regulations and guidelines, they’re actually quite safe. Obviously, if you had an uncontrolled hydrogen explosion, that’s a lot of energy. Same with oxygen, almost any gas. But it’s quite easy to contain. And in the right system, that’s well maintained, it’s actually not as dangerous as some other products out there. If it just escapes into the air, it just blends with the air.

Interviewer:

Awesome. Thank you for sharing that. That’s true. As long as you follow the appropriate safety protocols and industry standards, hopefully it shouldn’t be any more dangerous then concentrated oxygen.

Patrick Orlando:

Correct.

Interviewer:

One of the users from Reddit asked, “Does Patrick have significant experience in these types of transactions?” I know you mentioned commodities and energy. Can you elaborate a little bit more about that?

Patrick Orlando:

Yeah. My first foray into energy was in South America. It was a US-based company, public company that was building a biofuels plant refinery. This was back in around 2006. We also, because biodiesel is only a component of the fuel mix, we imported more traditional hydrocarbons and that gave me a good feel for the energy markets and energy demand in this particular market. And I think that experience is very applicable to fuel marketing, right? I mean, fuels are a commodity, so really what it takes is being in a market, having the sales people, letting people know that you have a product available. And I think that experience is very applicable to eCombustible and its growth.

Patrick Orlando:

On the financing side, obviously had to get financing for these businesses in the past, and what we’re doing a little differently now with the SPAC. The SPAC has money and trust, and if we need further financing, we will access the capital markets and finance the businesses as correctly or appropriately as we can. So, the finance background, the structuring, some of the derivatives comes into play also, as does the network.

Patrick Orlando:

No, I mean, really, I have the luxury of having worked with some really great people over the past and I still call them. If I’m looking at something energy, I call people from the energy business. And if I’m looking at something in finance, I’m calling people from the finance business. So, it’s really nice to have built a great network of intelligent people over the years.

Interviewer:

That’s awesome. You seem to have both engineering side, basic sciences, finances, markets, derivatives. That’s honestly very rare in a mix of the sponsors that I’ve talked to, that I’ve seen so far. Another user from Reddit asked, “Will the new green measures in North America that are hopefully down the road going to be implemented beneficial to eCombustible in any way?”

Patrick Orlando:

Once again, the US energy market is actually wonderful for the consumer and the end user. Energy in the US is actually quite reasonably priced and also very accessible. The infrastructure is very solid. For a significant change to clean energy to occur, you need some real scale. We’ve seen wind, nuclear, some other options to hydrocarbons. I do think the initiatives will be put into place over time, but I think some of these smaller markets in Europe, for example, will move faster. They’re denser. They have a higher population density if you look across the country.

Patrick Orlando:

So, I think the regulation is really going to be driven by then by them. And the US will catch up. I mean, obviously you have California. You have a couple regions where clean energy has a bigger advantage, taxes and regulatory issues. So, we’ll probably see California and some of these kind of thought leaders on the clean energy side lead the way. And then we do expect some further adoption across the United States. But once again, you have to be competitive on a cost basis, and the US is a competitive energy market.

Interviewer:

True. We’ll see how the future evolves in that area. These are more recent questions. Obviously, Patrick, if you don’t feel comfortable answering them, just let me know. This particular user said, “I have two questions. More related to your SPAC operations than Benessere specifically. First, you’ve been part of multiple SPAC deals and there are more SPACS in existence than ever before. What do you, as a sponsor, offer to bring to the table for targets like Benessere. What gets them to choose you over some of the other team?”

Patrick Orlando:

So-

Interviewer:

And then the second question ... Well, we’ll do this first part and then we’ll do the second one.

Patrick Orlando:

With SPACS, there are a lot more SPACS. I mean, that’s true. But if you look at the size of the SPAC market versus private equity or venture capital, SPACS are actually still a smaller segment of the market. SPACS and SPAC teams, just like any business, you’re going to find varying amounts of skill, experience, personalities. It’s very difficult sometimes to find people that work well together. Our business is about finding teams that we work well with, financing them correctly. And different SPACS have different philosophies. Some SPACS really want to come along and just provide capital and not be involved. Others want to be more involved.

Patrick Orlando:

So, I think personality, really understanding the business of the target, that’s gone a long way, as has structuring and really thinking about the financial part of the target. So, I think we’ve had a really great growth in our business. There’s some groups out there that are much larger, and we’ve gone in and been very competitive in the processes. So I think our SPAC business is growing and every day we get more and more synergy, so very happy about how it’s progressing.

Interviewer:

I think personally you guys are doing great. You guys have a good solid team together and good track record and a good experience. The same user had a second part to his question, and this question is more controversial. “My second question is about redemption, and what do you think is your role in trying to prevent them? As an outsider, it doesn’t seem like they benefit anyone. The target doesn’t get as much money. The sponsors and SPAC underwriters have to do the same or more work, et cetera. What can you, as a sponsor, do to try to prevent redemptions from happening? It seems to me that there should be a lot more PR happening for all SPACS and that isn’t. Is that a reason why? I thought the benefit of SPAC growth was that forward projections and discussions were allowed.”

Patrick Orlando:

That’s interesting. Redemptions are really driven by stock price, right? So if you come to market and you come to the market kind of overpriced, your stock may not do well. If your stock is below $10, you can expect significant redemptions. If your deal is structured correctly and you come to market and attract a valuation, you expect decent stock performance and that really is what mitigates redemptions, right? No one’s going to sell at $10 when they can sell at $12.

Patrick Orlando:

So, that being said, there are some tools that SPACS have to help mitigate redemptions. Everything is a market and everything has a price, but there are some tools out there. And then, once again, you have the additional capital tools that help enable companies to get further capitalized. I mean, there’s PIPEs and there’s also some other tools in the market that are priced to the market and enable you to get more capital when the company deserves it.

Interviewer:

Awesome. The next question is, “How far along are you guys going [inaudible 00:17:20] your transaction? Where are you guys at currently?”

Patrick Orlando:

If you look at our public filings, we filed what’s called a 425. You can read it. It says we’re working on the S-4. The S-4 is basically the framework for where investors will eventually get to a vote on the transaction. We’re always hard at work, not just on finding targets we believe are attractive and trying to make deals, but also on the legal paperwork required to let investors be fully informed when they vote on a business combination.

Interviewer:

Can you tell us a little bit more about the vote and when it’s going to happen?

Patrick Orlando:

Yeah. It’s very difficult to predict. We’re hard at work on our paperwork. Typical SPAC transactions from definitive agreement to full combination take anywhere from three to six months. That’s kind of the average. The SEC has been very busy. It’s been an active issuance period. I know they’re working hard, but when they are busy that adds a little time to the process. I think that window is pretty much the belly of how long it takes, and that’s the best estimate of time on getting a transaction from definitive to fully combined and on the market.

Interviewer:

That’s awesome. Well, thank you so much today. We know you’re busy man, Patrick.

Patrick Orlando:

I’d love to talk about one topic-

Interviewer:

Sure.

Patrick Orlando:

... that is very interesting. So. We have seen a shift in the capital structure of SPACS, especially more recently where institutions are becoming less and less of the holders towards business combinations and extension votes. In Benessere, I think the estimate I saw from a third party was somewhere around three quarters of the float being held by retail. That gives retail, A, a lot of responsibility, but also a very powerful position in the market.

Patrick Orlando:

Typically, institutions were the ones that were the main holders. And this creates for us a challenge where retail shareholders on Benessere, for example, we have an extension vote. And it’s very important for retail shareholders to submit their proxies and vote. This is something that in the past wasn’t as important, right? You went to the institutions and the institutions were what drove approvals of transactions and things like extensions. Now, the retail is really important.

Patrick Orlando:

So, I think it’s critical for the retail investor to realize when they buy shares, they not only have a financial instrument, but they have a vote. So, voting their shares is critical to the success of business combinations and extensions like Benessere’s going through. So, I would love it if anyone that holds BENE would go ahead and submit their vote. We’ve gone ahead and put out several press releases as to how to do it, and we really want high participation. We want everybody to get their voice heard.

Interviewer:

I think you’ll be successful because from what I know in following the different groups and on this cord, it seems like most of the holders are in our SPACS, to be honest, just by looking at the number of folks that have shares in Benessere. So, we’re going to put that reminder out, as the mods, and keep it up for two days. I believe the seventh is the deadline.

Patrick Orlando:

Tomorrow. We’re having our vote tomorrow, so-

Interviewer:

Right.

Patrick Orlando:

... if you can get in your vote tonight, tomorrow morning, that’s wonderful. There’s a phone number and anyone can also reach out directly to us. There’s a link on our website to an email. I think it’s info@benespac. They can use that, give their identifying characteristics and cast their vote there. We’re really excited to have high participation in the vote.

Interviewer:

That’s awesome. I remember, like I was holding between 50 SPACS and it was really hard keeping track of these votes last year, and it took ... It was a big learning curve, like where do I go? The information is not readily available, to be honest with you, Patrick.

Patrick Orlando:

Well, institutions get electronic voting and they kind of have this automatic reminder. Retail, many people get proxies in the mail. So, it’s sometimes-

Interviewer:

Too late.

Patrick Orlando:

... [crosstalk 00:22:01] ignore, right? But it’s very important. And especially SPACS, the business combination, that gets voted on. And we need the retail shareholders to read all the materials and really opine on what they feel.

Interviewer:

Great. No, I’ll definitely make sure we sent out a reminder to everyone, our 180 to 200,000 SPAC-dedicated retail, and hopefully you guys get the vote and the transaction’s successful, Patrick. We wish you the best. Hope to talk in the future.

Patrick Orlando:

Thank you so much.

Interviewer:

Thank you.

Patrick Orlando:

And this was exciting, and I hope we will speak soon and keep the retail investors and the rest of the world informed as to how the business goes and what the latest developments are.

Interviewer:

Definitely. We’ll be keeping in touch. Thank you everyone. Today, this was a multi-server, multi-subreddit live webinar. I see we have couple of thousand live viewers and probably a couple of more hundred thousand down the road. So everyone who is a Benessere holder, please make sure you vote for the extension. And also, not only for Benessere, keep track of the other SPACS that you hold in your portfolio to make sure you vote appropriately and just keep on track. I sign up, for example, for the SEC emails whenever something happens. That’s something easy you can do and start off with. Thank you so much, Patrick. We really appreciate your time and best of luck. All right. Take care.

Patrick Orlando:

Thanks, everyone.

Interviewer:

All right. Bye-bye.